Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, October 13, 2026 – In accordance with the authorizations given by the shareholders’ general meeting on May 29, 2026, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 5 to October 9, 2026:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
05/10/2026	426,166	75.306499	32,093,069.45	XPAR
	80,000	75.304637	6,024,370.96	CEUX
	10,000	75.301551	753,015.51	TQEX
	20,000	75.311373	1,506,227.46	AQEU
06/10/2026	422,129	75.438994	31,844,987.10	XPAR
	80,000	75.442044	6,035,363.52	CEUX
	10,000	75.447990	754,479.90	TQEX
	20,000	75.449692	1,508,993.84	AQEU
07/10/2026	424,337	75.745784	32,141,738.75	XPAR
	80,000	75.748305	6,059,864.40	CEUX
	10,000	75.758298	757,582.98	TQEX
	20,000	75.753329	1,515,066.58	AQEU
08/10/2026	413,782	77.208176	31,947,353.48	XPAR
	80,000	77.215224	6,177,217.92	CEUX
	10,000	77.226909	772,269.09	TQEX
	20,000	77.241410	1,544,828.20	AQEU
09/10/2026	409,468	77.709835	31,819,690.72	XPAR
	80,000	77.727154	6,218,172.32	CEUX
	10,000	77.717515	777,175.15	TQEX
	20,000	77.722922	1,554,458.44	AQEU
Total	2,645,882	76.271703	201,805,925.77

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l mailto:presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note:

The terms "TotalEnergies", "TotalEnergies company" or "Company" in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words "we", "us" and "our" may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).